UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ventyx Biosciences, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
92332V107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92332V107	Page 2 of 6

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,252,432
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,252,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,252,432
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 92332V107	Page 3 of 6

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,252,432
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,252,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,252,432
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, $0.0001 par value per share (“Common Stock”) of Ventyx Biosciences, Inc. (the “Issuer”) to amend the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2021 (as amended by this Amendment No. 1, the “Schedule 13D”).  This Amendment No. 1 is being filed to reflect changes in the number of issued and outstanding shares of Common Stock, as reported in the Issuer’s quarterly report for the quarterly period ended September 30, 2022, as filed with the SEC on November 4, 2022 (the “10-Q”), and to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and that the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of Common Stock.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).  The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, including Third Point Ventures, LLC (“TPV”)), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.

This Amendment No. 1 is being filed to amend Item 3, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to reflect the following:
On November 7, 2022, the Funds sold 2,000,000 shares of Common Stock in a block trade at a price per share of $25.9438.
Also on November 7, 2022, the Funds sold 2,840 shares of Common Stock in open market transactions at a weighted average price per share of $29.0386.  The shares of Common Stock were sold in multiple transactions at prices ranging from $29.00 to $29.10, inclusive.
On November 9, 2022, the Funds sold 57,562 shares of Common Stock in a block trade at a price per share of $25.40.
The Reporting Persons undertake to provide upon request by the staff of the SEC the full information regarding the number of Shares purchased or sold at each separate price.
Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 of this Amendment No. 1 is incorporated by reference herein, as applicable. Item 5 of the Schedule 13D is hereby amended to reflect the following:

(a) As of the date of this Amendment No. 1, the Reporting Persons beneficially own an aggregate of 2,252,432 shares of Common Stock of the Issuer held by the Funds (such shares, the “Shares”). The Shares represent approximately 3.977% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned is based on the 56,637,458 shares of Common Stock outstanding as of October 31, 2022, as reported in the 10-Q.

(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.

(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Issuer’s Class A Common Stock.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) On November 7, 2022, as a result of the transactions reported in this Amendment No. 1, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
The information contained in Items 3 and 5 of this Amendment No. 1 is incorporated by reference herein, as applicable.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
1.
Joint Filing Agreement by and among the Reporting Persons, dated November 4, 2021, was previously filed with the SEC on November 4, 2021 as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2022

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact